PRETORIA RESOURCES TWO, INC.

September 12. 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549-7010
Attn.: Tia Jenkins, Senior Assistant Chief Accountant

Re:	Pretoria Resources Two, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-52901

Ladies and Gentlemen:

This letter represents the response of Pretoria Resources Two, Inc. (“we,” “us,” the “Company”)  to the staff’s correspondence to the Company dated May 19, 2011.  Set forth below, we reproduce the staff’s comment to the Company followed by our response.

1.
We note that your cumulative financial statements from May 25, 2007 (inception) to December 31, 2010 are marked “unaudited”.  Please note that auditor association with cumulative date is required on an annual basis.  In addition, you cannot rely on the previous audit work performed by Traci Anderson because she was deregistered by the PCAOB and her audit reports can no longer be included in filings with the Commission.  In this regard, it will be necessary for you to obtain an audit of the cumulative data, and obtain a report from an independent registered public accounting firm expressing an opinion on such cumulative data.  Please revise the financial statements such that the cumulative data is audited for all periods from inception to December 31,2010.  If this is not feasible, you may request a waiver from the staff of the audit requirement for the cumulative data on an audited basis in your annual financial statements included in your Form 10-K by contacting the staff in the Division of Corporation Finance, Chief Accountant’s Office (CF-OCA).

Response:

In view of the circumstances and the financial implications to the Company if it is required to audit the cumulative data, the Company is hereby formally requesting a waiver of  the requirement of auditor association with cumulative data on an annual basis.  The Company’s independent registered public accounting firm advises us that if the staff were to consent to the waiver, it would remove the reference to the “inception to date” period from its audit report and re-label all cumulative columns as “unaudited.”  In addition, the Company would revise the narrative portion of the report as necessary to remove references that indicate that the inception to date period is audited.  Though we recognize that precedent may not be controlling, we note that the staff did not object to this approach under similar circumstances on two prior occasions with which our independent registered public accounting firm has experience, to wit, Mine Clearing Corporation (FYE August 31, 2009) and Tree Top Industries, Inc. (FYE December 31, 2010, waiver granted in May 2011).  Accordingly, we respectfully request that the staff consider the relief granted to similarly situated registrants in the past and that it grant the waiver herein requested.

In furtherance of our request and in order to facilitate the staff’s review, we set forth below the dates of certain correspondence between the staff and the two registrants cited above with respect to their requests for a waiver:

Mine Clearing Corporation	File Number: 000-52944

Correspondence from the registrant to the staff dated March 9, 2010 requesting a waiver under the circumstances applicable to Pretoria Resources Two, Inc..

Correspondence from the staff to the registrant dated March 15, 2011 advising the registrant that it has no further comment.

Tree Top Industries, Inc.	File Number 000-10210

Correspondence from the registrant to the staff dated May 2, 2011 requesting a waiver under the circumstance applicable to Pretoria Resources Two, Inc..

Correspondence from the staff to the registrant dated May 25, 2011 advising the registrant that it has no objection to the accounting treatment requested by that registrant, which treatment is identical to that proposed by Pretoria Resources Two, Inc..

If you have any further questions or comments, please feel free to contact the undersigned at 704-408-7575.

Very truly yours,

PRETORIA RESOURCES TWO, INC.

By:	/s/ Allison Carroll
Allison Carroll, President